EXHIBIT 99.1

Stantec construction engineering and inspection services extended by Honolulu Authority for Rapid Transportation through 2026

US$119 million contract will help deliver the first driverless light rail system in the United States

EDMONTON, Alberta and NEW YORK and HONOLULU, June 16, 2022 (GLOBE NEWSWIRE) -- NYSE, TSX:STN

Stantec, a global leader in sustainable design and engineering, has been selected to continue construction engineering and inspection services for the east section of Honolulu Authority for Rapid Transportation’s (HART) driverless and electric light rail project. The US$119 million contract is an extension of existing construction and engineering services Stantec is providing to HART and will run through the end of 2026, with the possibility of a 5-year extension to expected project completion in 2031. Stantec staff will assist with construction management and successful project delivery for HART’s large, complex construction projects, including the light rail guideway, rail stations, and utility relocation.

“HART light rail is one of the most iconic transit projects in the United States, and a game-changer for transportation in Hawaii,” said Brian Norris, Stantec’s project manager and transportation business line leader. “We are extremely proud of the work we are doing, and this effort is essential to delivering the project for the people of Hawaii. Project management and construction management are growth areas for our transportation business, and we continue to provide this expertise across markets in North America.”

Reducing Hawaii’s carbon footprint

HART’s light rail system is fully electric and will be the first driverless light rail system in the United States by connecting several transit and retail hubs on the island of Oahu. The 20-mile, 21-station elevated system will connect West Oahu with the Honolulu International Airport, downtown Honolulu, and the Ala Moana Center, a major shopping center and transit hub.

Honolulu’s population is expected to grow 10% by 2045. HART light rail will support that growth by connecting people with jobs, healthcare, and education; connecting visitors to beaches, hotels, and attractions; and reducing congestion of surface traffic. At the same time, HART light rail will contribute to Hawaii’s climate goals by reducing transportation carbon emissions.

“Light rail is an essential part of improving transportation in Hawaii and reaching our climate goals,” said Lori Kahikina, executive director and CEO, HART. “Providing a connecting spine through downtown, important transit centers, and the airport will vastly improve our transit system. Stantec has been with us from the early days, and we value their expertise and longstanding service in delivering the project.”

Stantec’s work on this fully electric system also supports the company’s commitment to the United Nations Sustainable Development Goals, namely industry, innovation, and infrastructure (SDG 9); sustainable cities and communities (SDG 11); and climate action (SDG 13).

Stantec’s growth in Hawaii

Stantec has seen exponential growth in Hawaii since work began on HART. From a single employee in 2015, the firm now has more than 40 full-time employees on the Islands. In addition to its work on the HART project, the team also supports large-scale projects in the community development, alternative energy, environmental services, buildings, water, and transportation sectors.

With this new contract underway and other projects ramping up, the Honolulu office is set to continue its expansion through continued support of City and County of Honolulu, Hawaii Department of Transportation, and Naval Facilities Engineering Systems Command. This includes additional transportation projects throughout the state related to ports and marine, dry docks, airports, and local infrastructure.

Major transit projects at Stantec

HART is one of many large-scale transit projects currently being delivered by Stantec. The firm is the lead engineer on the US$1.9 billion Long Island Rail Road expansion for the Metropolitan Transportation Authority in New York, which will modernize the busiest commuter line in the United States. In Chicago, Stantec is leading the design on the Chicago Transit Authority’s US$2.1 billion Red and Purple Modernization Program. Stantec was also selected to provide infrastructure engineering, procurement, and construction services on Montreal’s Réseau express métropolitain (light rail network), one of Quebec’s most important public transit projects. In Ontario, Stantec is the technical advisor on the Hurontario LRT and the Ontario Line—both major projects within the province’s CAD$28.5 billion capital investment in transit.

With more than 25,000 employees across 6 continents, Stantec is ranked as a top 10 global design firm by Engineering News-Record and a top 10 architecture firm by Architectural Record.

Learn more about transit at Stantec.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact	Investor Contact
Danny Craig	Tanya Finney
Stantec Media Relations	Stantec Investor Relations
Ph: (949) 632-6319	Ph: (403) 205-5791
danny.craig@stantec.com	tanya.finney@stantec.com

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